November 17, 2014

Jennifer Thompson

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

FILED VIA EDGAR

RE:                          The Empire District Electric Company
Form 10-K for the fiscal year ended December 31, 2013
Filed February 21, 2014
File No. 1-03368

Dear Ms. Thompson:

The Empire District Electric Company (the “Company”) has received your letter dated November 5, 2014 (the “Comment Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Form 10-K for the year ended December 31, 2013 (the “Form 10-K”).

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the Form 10-K and in its other filings under the Securities Exchange Act of 1934, as amended.  The Company acknowledges that comments of the Staff regarding the Form 10-K or changes to disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to such filings. The Company also acknowledges that the Staff’s comments may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have reproduced the comment from the Comment Letter (in bold) immediately before the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2013

8. Retirement Benefits, page 90

1. We note the decrease in your net pension liability and your disclosure, “Additionally, during 2013, for a limited period of time, we permitted former participants with a vested benefit in the plan, to take a lump sum distribution of their benefit. Our actuary has considered these changes in the calculations below.” We also have read your disclosure,

“Additionally, employees hired prior to January 1, 2014 will be given the option to convert to the cash balance formula, or remain with the average annual basic earnings formula which will now allow for a lump sum distribution, with a decision to be made by December 31, 2014.” Please quantify for us the amount of lump sum distributions made under these arrangements and clarify if you account for them as settlements under ASC 715.

Company Response:  ASC 715-30-35-82 indicates that settlement accounting becomes necessary when lump sum distributions exceed the sum of service and interest costs for a plan year.  During 2013 the plan paid out approximately $7.0 million compared to approximately $17.5 million of service and interest costs.  Our actuary considered these distributions as part of the calculations presented in our 10-K.  We concluded that the lump sum distributions made during 2013 were not sufficient to trigger settlement accounting.  We anticipate that the plan will pay out approximately $9.0 million in lump sum distributions during 2014, which is also not anticipated to trigger settlement accounting.

We will continue to monitor the potential impact of ASC 715 and will revise our disclosures to specifically address settlement accounting. An example of our revised disclosure for our upcoming December 31, 2014 10-K is provided below:

Our noncontributory defined benefit pension plan includes all employees meeting minimum age and service requirements.  Employees hired on or after January 1, 2014 will accrue benefits based on a cash balance methodology, with an enhanced 401(k) contribution.  Employees hired prior to January 1, 2014 were given a one-time option to convert to the cash balance methodology, or remain with our traditional average annual basic earnings formula, with a decision required by December 31, 2014.  Both benefit formulas allow for a lump sum distribution of vested benefits.  Lump sum distributions totaled approximately $9.0 million and $7.0 million during 2014 and 2013, respectively, and did not require settlement accounting according to ASC 715.

We believe that we have fully responded to your comment.  However, if you have any questions about our response to your comment or require further explanation, please do not hesitate to call me at (417) 625-5127.

Sincerely,

THE EMPIRE DISTRICT ELECTRIC COMPANY

By:	/s/ Laurie A. Delano
Laurie A. Delano
Chief Financial Officer